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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 9)

                             Porta Systems Corp.
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                  735647307
                    -------------------------------------
                                (CUSIP Number)

Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102, (941) 262-8577
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 19, 2000
                    -------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent
                        (Continued on following pages)
                             (Page 1 of 5 pages)

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13D


CUSIP NO.           735647307                                                                                    PAGE 2 OF 5 PAGES
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
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |Lloyd I. Miller, III                                          ###-##-####
---------|-------------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [  ]
         |
         |                                                                                                       (b)    [  ]
---------|-------------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
---------|-------------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |00**
---------|-------------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [  ]
         |
---------|-------------------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |United States
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                                |7      |SOLE VOTING POWER
                                |       |
                                |       |382,610***
           NUMBER OF            |-------|------------------------------------------------------------------------------------------
             SHARES             |8      |SHARED VOTING POWER
          BENEFICIALLY          |       |
            OWNED BY            |       |266,468***
              EACH              |-------|------------------------------------------------------------------------------------------
           REPORTING            |9      |SOLE DISPOSITIVE POWER
             PERSON             |       |
              WITH              |       |382,610***
                                |-------|------------------------------------------------------------------------------------------
                                |10     |SHARED DISPOSITIVE POWER
                                |       |
                                |       |266,468***
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11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |649,078
---------|-------------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [  ]
         |
---------|-------------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |6.6%
---------|-------------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON
         |
         |IN-IA-00**
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

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See response to Item 3 in original Schedule 13D.
*** See response to Item 5(b), herein.

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              AMENDMENT NO. 9 TO ORIGINAL REPORT ON SCHEDULE 13D

         This Amendment No. 9 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corp., a Delaware corporation ("the Company"). The purpose of this Amendment is to report that since Miller's previous Schedule 13D filing, Miller has sold additional Shares.

         Item 4 is hereby amended and restated as follows:

         ITEM 4.  Purpose of the Transaction.

         Miller considers his beneficial ownership reported herein of the 649,078 Shares, (which amount includes 112,500 Shares which he is deemed to beneficially own as a beneficial holder of warrants and 7,000 Shares which he is deemed to beneficially own as a beneficial holder of options) as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Effective as of June 9, 2000, Miller has ceased to be a member of the board of directors pursuant to the Company's annual election. Miller has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of Schedule 13D.

         Item 5 is hereby amended and restated as follows:

         ITEM 5.  Interest in Securities of the Issuer.

                  (a) Miller is deemed to beneficially own 649,078 (6.6% of the outstanding Shares, based on 9,797,648 Shares outstanding), including the 119,500 Shares which Miller does not actually own, but has a right purchase with respect to the warrants and options Miller beneficially owns. As of the date hereof, 138,063 of such beneficially owned Shares are owned of record by Trust A-4, 89,905 of such beneficially owned Shares are owned of record by Trust C, 98,902 of such beneficially owned Shares are owned of record by Milfam I, L.P., 181,462 of such beneficially owned Shares are owned of record by Milfam II, L.P., 20,246 of such beneficially owned Shares are owned of record by Miller on his own behalf and 1,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, The Lloyd I. Miller III Keogh Plan and Trust A-2 are each the owner of record of warrants to purchase 37,500 of such beneficially owned Shares. As of the date hereof, each of the UGMA's and each of the Family Trusts are each the owner of record of warrants to purchase 7,500 of such beneficially owned Shares. As of the date hereof, Miller owns directly options to purchase 7,000 Shares and is therefore deemed to beneficially own such Shares.

                  (b) Miller shares voting and dispositive power for all Shares held of record in the following trusts: Trust A-2, Trust A-4, Trust C, and in trust for Miller's wife, Dail Miller. Miller has sole voting and dispositive power for all Shares held of record in the following trusts: each of the Family Trusts, each of the UGMA's, Trust Milfam I, L.P., Trust Milfam II, L.P. and by Miller on his own behalf (see Item 6).

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


                  (c) The following tables detail the sales of Shares by Trust A-4, Milfam I, L.P. and Trust C effected by Miller since Miller's last amended Schedule 13D filing. All of the transactions were transactions in which the Shares were sold pursuant to a prospectus.

                               TRUST A-4
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   DATE OF TRANSACTION     NUMBER OF SHARES SOLD      PRICE PER SHARE
-----------------------------------------------------------------------
     October 17, 2000              7,000                  $0.7216
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     October 18, 2000             17,500                  $0.6250
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     October 19, 2000              2,600                  $0.6875
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     October 19, 2000              5,700                  $0.6250
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     October 20, 2000              5,600                  $0.6875
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     October 24, 2000              3,000                  $0.6875
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

                             MILFAM I, L.P.
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   DATE OF TRANSACTION     NUMBER OF SHARES SOLD      PRICE PER SHARE
-----------------------------------------------------------------------
     October 17, 2000             8,000                   $0.7216
     October 19, 2000            50,000                   $0.6250
-----------------------------------------------------------------------

                                TRUST C
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   DATE OF TRANSACTION     NUMBER OF SHARES SOLD      PRICE PER SHARE
-----------------------------------------------------------------------
     October 17, 2000             7,000                   $0.7216
     October 18, 2000            12,500                   $0.6250
     October 19, 2000             5,700                   $0.6250
     October 19, 2000             2,600                   $0.6875
     October 20, 2000             5,600                   $0.6875
     October 23, 2000             2,800                   $0.6875

                  (d) Entities other than Miller have the right to receive, and the power to direct, the receipt of dividends from, and proceeds of, the sales of Shares.

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         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2000

                                       By:          /s/ Lloyd I. Miller
                                            ------------------------------------
                                                    Lloyd I. Miller, III


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